

June 30, 2010

RECEIVED
2010 JUL -1 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549



10015964

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

SUPPL

1. Form AR01 dated May 21, 2010 – "Annual Return"
2. Form SHO1 dated June 26, 2010 – "Return of Allotment of Shares"
3. Form SHO1 dated June 29, 2010 – "Return of Allotment of Shares"

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

dlw 7/2

In accordance with Section 854 of the Companies Act 2006

AR01
Annual Return



RECEIVED

2010 JUL -1 P 12:54

A fee is payable with this form
Please see 'How to pay' on the last page

You can use the WebFiling
Please go to www.companie

✓ **What this form is for**
You may use this form to confirm that the company information is correct as at the date of this return
You must file an Annual Return at least once every year

✗ **What this form is NOT for**
You cannot use this form to notice of changes to the co officers, registered office ad company type or informatio relating to the company rec

FRIDAY

AF6KNKYK

A12 18/06/2010 319
COMPANIES HOUSE

RM 05/06/2010 467
COMPANIES HOUSE

Part 1 Company details

The section must be completed by all companies

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

A1 Company details

Company number	0	5	1	3	4	6	4	7

Company name in full ❶: Micro Focus International Plc

❶ **Company name change**
If your company has recently changed its name, please provide the company name as at the date of this return

A2 Return date

Please give the annual return made up date The return date must not be a future date The annual return must be delivered within 28 days of the date given below

Date of this return ❷: 2 1 0 5 2 0 1 0

❷ **Date of this return**
Your company's return date is usually the anniversary of incorporation or the anniversary of the last annual return filed at Companies House. You may choose an earlier return date but it must not be a later date

A3 Principal business activity

Please show the trade classification code number(s) for the principal activity or activities ❸

Classification code 1	7	4	1	5
Classification code 2	7	2	2	2
Classification code 3				
Classification code 4				

If you cannot determine a code, please give a brief description of your business activity below

Principal activity description

❸ **Principal business activity**
You must provide a trade classification code (SIC code) or a description of your company's main business in this section
A full list of the trade classification codes are available on our website www.companieshouse.gov.uk

A4 Company type ❶

Please confirm your company type by ticking the appropriate box below (only one box must be ticked)

- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee
- [ ] Private company limited by shares exempt under section 60
- [ ] Private company limited by guarantee exempt under section 60
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

❶ Company type
If you are unsure of your company type, please check your latest certificate of incorporation or our website
www companieshouse gov uk

A5 Registered office address ❷

Building name/number	
Street	The Lawn
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N

❷ Change of registered office
This must agree with the address that is held on the Companies House record at the date of this return

If the registered office address has changed, you should complete form **AD01** and submit it together with this annual return

A6 Single alternative inspection location (SAIL) of the company records (if applicable) ❸

Building name/number	
Street	
Post town	
County/Region	
Postcode	

❸ SAIL address
This must agree with the address that is held on the Companies House record at the date of this return

If the address has changed, you should complete form **AD02** and submit it together with this annual return

A7 Location of company records ❹

Please tick the appropriate box to indicate which records are kept at the SAIL address in **Section A6**

- [ ] Register of members
- [ ] Register of directors
- [ ] Directors' service contracts
- [ ] Directors' indemnities
- [ ] Register of secretaries
- [ ] Records of resolutions etc
- [ ] Contracts relating to purchase of own shares
- [ ] Documents relating to redemption or purchase of own share out of capital by private company
- [ ] Register of debenture holders
- [ ] Report to members of outcome of investigation by public company into interests in its shares
- [ ] Register of interests in shares disclosed to public company
- [ ] Instruments creating charges and register of charges England and Wales or Northern Ireland
- [ ] Instruments creating charges and register of charges Scotland

❹ Location of company records
If the company records are held at the registered office address, **do not** tick any of the boxes in this section

Certain records must be kept by every company while other records are only kept by certain company types where appropriate

If the records are not kept at the SAIL address, they must be available at the registered office

If any of the company records have moved from the registered office to the address in Section A6 since the last annual return, you must complete form **AD03** and submit it together with this annual return

Part 2 Officers of the company

This section should include details of the company at the date to which this annual return is made up

- → For a **secretary** who is an individual, go to **Section B1**
- → For a **corporate secretary**, go to **Section C1**
- → For a **director** who is an individual, go to **Section D1**
- → For a **corporate director**, go to **Section E1**

Continuation pages
Please use a continuation page if you need to enter more officer details.

Secretary

B1 Secretary's details ❶

Please use this section to list all the secretaries of the company
For a corporate secretary, complete Section C1-C4

Title*	Ms
Full forename(s)	Jane Caroline Grantham
Surname	Smithard
Former name(s) ❷	

❶ Secretary appointments
You may not use this form to appoint a secretary To do this, please complete form **AP03** and submit it together with this annual return

Corporate details
Please use **Section C1-C4** to enter corporate secretary details.

Secretary details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH03**

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes.

B2 Secretary's service address ❸

Building name/number	
Street	The Lawn
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

Director

D1 Director's details ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	Mr
Full forename(s)	Nicholas Paul Seaton
Surname	Bray
Former name(s) ❷	
Country/State of residence	England
Nationality	British
Date of birth	2 7 0 1 1 9 6 5
Business occupation (if any)	Finance Director

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 Director's service address ❸

Building name/number	
Street	The Lawn
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page

Annual Return

Director

D1 Director's details [1]

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Nigel Richard
Surname	Clifford
Former name(s) [2]	
Country/State of residence	England
Nationality	British
Date of birth	2 2 0 6 1 9 5 9 ✓
Business occupation (if any)	Director

[1] **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

[2] **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes

D2 Director's service address [3]

Building name/number	
Street	The Lawn ✓
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

[3] **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	Mr
Full forename(s)	Kevin
Surname	Loosemore
Former name(s) ❷	
Country/State of residence	England
Nationality	British
Date of birth	3 0 0 1 1 9 5 9
Business occupation (if any)	Company Director

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	
Street	The Lawn
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	Mr
Full forename(s)	David Ossian
Surname	Maloney
Former name(s)❷	
Country/State of residence	England
Nationality	British
Date of birth	1 8 0 9 1 9 5 5
Business occupation (if any)	Company Director

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	
Street	The Lawn
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	Dr
Full forename(s)	Paul David
Surname	Pester
Former name(s) ❷	
Country/State of residence	England
Nationality	British
Date of birth	1 4 0 1 1 9 6 4
Business occupation (if any)	Company Director

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	
Street	The Lawn 22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company
For a corporate director, complete Section E1-E4

Title*	Mr
Full forename(s)	Tom
Surname	Skelton
Former name(s) ❷	
Country/State of residence	United States
Nationality	US Citizen
Date of birth	1 0 1 1 1 9 6 0
Business occupation (if any)	Company Director

❶ **Director appointments**
You cannot use this form to appoint a director To do this, please complete form **AP01** and submit it together with this annual return

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House If you have made changes since the last annual return and have not notified us, please complete form **CH01**

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	
Street	The Lawn ✓
	22-30 Old Bath Road
Post town	Newbury
County/Region	Berkshire
Postcode	R G 1 4 1 Q N
Country	England

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address

This information will appear on the public record

AR01
Annual Return

Part 3 Statement of capital ❶

Does your company have share capital?
→ Yes Complete the sections below and the following Part 4
→ No Go to Part 5 (Signature)

❶ This should reflect the company's capital status at the made up date of this annual return

F1 Share capital in pound sterling (£)

Please complete the table below to show each class of shares held in pound sterling
If all your issued capital is in sterling, only complete Section F1 and then go to Section F4

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
Ordinary shares of 10p each	0 4713	0 00	205,129,460 00	£ 20,512,946 00
				£
				£
				£
		Totals	205,129,460 00	£ 20,512,946 00

F2 Share capital in other currencies

Please complete the table below to show any class of shares held in other currencies
Please complete a separate table for each currency

Currency

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

Currency

Class of shares (E g Ordinary/Preference etc)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

F3 Totals

Please give the total number of shares and total aggregate nominal value of issued share capital

Total number of shares	205,129,460 00
Total aggregate nominal value ❺	£20,512,946 00

❺ Total aggregate nominal value
Please list total aggregate values in different currencies separately For example £100 + €100 + $10 etc.

❷ Including both the nominal value and any share premium

❸ Total number of issued shares in this class.

❹ Number of shares issued multiplied by nominal value of each share

Continuation Pages
Please use a Statement of Capital continuation page if necessary

F4 Statement of capital (Voting rights)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Sections F1** and **F2**

Class of share	Ordinary shares of 10p each
Voting rights	At a general meeting on a show of hands, every member who is present and every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote At a general meeting on a poll, every member who is present in person or by proxy shall have one vote for every ordinary share held Such member is not entitled to vote at a general meeting on a show of hands or on a poll unless A) a call made by the Company on such shares or some other sum presently payable by him to the Company remains unpaid, and/or B) the Company has supplied a notice for information to such member or any other person interested in such shares and such member has failed to supply the required information for a period of 14
Class of share	
Voting rights	
Class of share	
Voting rights	
Class of share	
Voting rights	

In accordance with Section 854 of the Companies Act 2006

AR01 - continuation page

Annual Return

F4 Statement of capital (Voting rights)

Class of share	Ordinary shares of 10p each
Voting rights	days

G4 Traded public companies – list of past and present shareholders

This section should show the shareholders that hold at least 5% of any class of share(s) of the company at the date of this return It should only be completed by public companies that have traded on a regulated market at any time during the period of this return

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year

You must provide a 'full list' of all company shareholders on
- The company's first annual return following incorporation,
- Every third annual return after a full list has been provided

Please list the company shareholders in alphabetical order

Joint shareholders should be listed consecutively

Further shareholders
Please use a 'Traded public companies – list of past and present shareholders' continuation page if necessary

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's details	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /

Part 5 Signature

This must be completed by all companies

I am signing this form on behalf of the company

Signature

Signature
X X

This form may be signed by:
Director ❶, Secretary, Person authorised ❷, Charity commission receiver and manager, CIC manager, Judicial factor

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006

AR01
Annual Return

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form The contact information you give will be visible to searchers of the public record

Contact name Jennie Hyde
Company name Micro Focus International Plc

Address

The Lawn
22-30 Old Bath Road
Post town Newbury
County/Region Berkshire
Postcode R G 1 4 1 Q N
Country England
DX
Telephone

Checklist

We may return forms completed incorrectly or with information missing

Please make sure you have remembered the following.

- ☐ The company name and number match the information held on the public Register
- ☐ You have completed your principal business activity
- ☐ You have not used this form to make changes to the registered office address
- ☐ You have not used this form to make changes to secretary and director details
- ☐ You have fully completed the Statement of capital (if applicable)
- ☐ You have signed the form
- ☐ You have enclosed the correct fee

Important information

Please note that all information on this form will appear on the public record

How to pay

A fee of £30 is payable to Companies House in respect of an Annual Return

Make cheques or postal orders payable to 'Companies House'

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below

For companies registered in England and Wales
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ
DX 33050 Cardiff

For companies registered in Scotland.
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post)

For companies registered in Northern Ireland
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS
DX 481 N R Belfast 1

Further information

For further information, please see the guidance notes on the website at www companieshouse gov uk
or email enquiries@companieshouse gov uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

2892 Micro Focus International

Run Date: 25-May-2010 11:47:06

ANNUAL RETURN

Reg no: 05134647 Client: Micro Focus International Plc

Report Between: 22-May-2009 to 21-May-2010

LIST OF CHANGES TO MEMBERS' DETAILS AND SHARE PARTICULARS, SINCE THE DATE OF THE LAST RETURN, AS REQUIRED UNDER SECTION 854 OF COMPANIES ACT 2006

An asterisk in the final column denotes that the Holder(s) now re-appears elsewhere in the register.

STOCK CODE	FULL STOCK TITLE
3350	Ordinary Shares of 10p Each

NAME AND ADDRESS / STOCK TRANSFERRED	DATE REGISTERED	DESIGNATION NAME	STOCK CODE	BALANCE OF HOLDING
NUTRACO NOMINEES LIMITED ONE PICCADILLY GARDENS MANCHESTER M1 1RN		UKREITS	3350	15,876,643
269,806	03-Sep-2009			
128,803	07-Sep-2009			
436,981	07-Sep-2009			
5,700	08-Sep-2009			
439,048	08-Sep-2009			
5,096,330	08-Sep-2009			
2,058,821	08-Sep-2009			
105,559	09-Sep-2009			
142,416	09-Sep-2009			

426,825	09-Sep-2009
1,102	09-Sep-2009
4,500	09-Sep-2009
237,569	10-Sep-2009
2,670	10-Sep-2009
592,184	10-Sep-2009
195,935	11-Sep-2009
6,582	11-Sep-2009
2,327	11-Sep-2009
1,608,763	14-Sep-2009
659,679	14-Sep-2009
113,438	15-Sep-2009
275,989	16-Sep-2009
216,086	18-Sep-2009
63,061	21-Sep-2009
74,886	22-Sep-2009
102,270	28-Sep-2009
31,587	28-Sep-2009
364,219	29-Sep-2009
6,889	30-Sep-2009
36,304	01-Oct-2009
82,425	02-Oct-2009
100	02-Oct-2009

95,603	05-Oct-2009
296,016	05-Oct-2009
25,254	06-Oct-2009
235,639	06-Oct-2009
97,000	07-Oct-2009
4,996	08-Oct-2009
953	08-Oct-2009
22,913	09-Oct-2009
71,723	12-Oct-2009
7,755	13-Oct-2009
43,812	13-Oct-2009
-4,389	13-Oct-2009
-6,318	13-Oct-2009
27,364	14-Oct-2009
4,178	16-Oct-2009
7,100	21-Oct-2009
-154,552	22-Oct-2009
-36,850	27-Oct-2009
-9,371	28-Oct-2009
-5,000	29-Oct-2009
-29,748	02-Nov-2009
3,300	03-Nov-2009
200,355	03-Nov-2009
349,000	05-Nov-2009

193,654	06-Nov-2009
14,270	10-Nov-2009
510	11-Nov-2009
4,490	11-Nov-2009
-18,460	12-Nov-2009
93,520	13-Nov-2009
42,692	16-Nov-2009
15,100	18-Nov-2009
-34,224	24-Nov-2009
-37,236	26-Nov-2009
3,500	27-Nov-2009
-18,674	02-Dec-2009
-19,292	04-Dec-2009
-11,800	15-Dec-2009
-5,698	16-Dec-2009
-26,754	18-Dec-2009
-11,200	21-Dec-2009
12,881	06-Jan-2010
-12,557	08-Jan-2010
22,636	12-Jan-2010
5,900	12-Jan-2010
-18,438	14-Jan-2010
-23,877	15-Jan-2010

15,078	19-Jan-2010
6,545	20-Jan-2010
5,509	22-Jan-2010
-15,279	25-Jan-2010
8,715	25-Jan-2010
6,300	26-Jan-2010
17,895	27-Jan-2010
6,102	28-Jan-2010
3,297	29-Jan-2010
10,856	01-Feb-2010
14,200	01-Feb-2010
78	01-Feb-2010
59,174	03-Feb-2010
187,181	03-Feb-2010
43,640	04-Feb-2010
3,660	04-Feb-2010
12,300	04-Feb-2010
700	04-Feb-2010
59,261	08-Feb-2010
579	08-Feb-2010
42,400	09-Feb-2010
4,200	09-Feb-2010
36,142	10-Feb-2010
47,100	15-Feb-2010

-77,685	08-Mar-2010
-44,262	09-Mar-2010
-10,781	11-Mar-2010
-38,039	12-Mar-2010
-66,298	18-Mar-2010
-40,268	19-Mar-2010
-24,732	22-Mar-2010
64,254	09-Apr-2010
14,144	12-Apr-2010
9,761	16-Apr-2010
-1,301	19-Apr-2010
-23,669	23-Apr-2010
10,976	27-Apr-2010
8,611	27-Apr-2010
40,000	28-Apr-2010
129,620	04-May-2010
14,066	06-May-2010
380	07-May-2010
53,990	07-May-2010
3,570	10-May-2010
63,969	11-May-2010
8,374	11-May-2010
31,058	13-May-2010

28,742 13-May-2010

-10,000 20-May-2010

-50,000 21-May-2010

STATE STREET NOMINEES LIMITED OM04 3350 11,992,956

20 CHURCHILL PLACE
LONDON
E14 5HJ

-23,884 26-May-2009

52,252 28-May-2009

1,783 29-May-2009

10,761 01-Jun-2009

6,438 01-Jun-2009

13,301 01-Jun-2009

190,918 04-Jun-2009

750 05-Jun-2009

95,709 09-Jun-2009

63,000 09-Jun-2009

31,123 09-Jun-2009

3,145 12-Jun-2009

122,341 15-Jun-2009

229,208 15-Jun-2009

26,118 16-Jun-2009

48,934 16-Jun-2009

18,860 17-Jun-2009

10,067	17-Jun-2009
26,058	19-Jun-2009
130,854	19-Jun-2009
-48,400	22-Jun-2009
55,468	22-Jun-2009
57,500	23-Jun-2009
65,895	23-Jun-2009
-5,345	24-Jun-2009
66,000	24-Jun-2009
14,463	24-Jun-2009
29,120	25-Jun-2009
7,860	25-Jun-2009
379	25-Jun-2009
-11,500	26-Jun-2009
114,600	26-Jun-2009
-78,773	29-Jun-2009
458	29-Jun-2009
605,820	30-Jun-2009
70,000	30-Jun-2009
-29,135	01-Jul-2009
21,400	01-Jul-2009
-55,590	03-Jul-2009
-51,226	06-Jul-2009
-39,571	07-Jul-2009

321	07-Jul-2009
-44,070	08-Jul-2009
679	08-Jul-2009
-12,130	09-Jul-2009
-33,237	10-Jul-2009
-52,001	13-Jul-2009
-50,446	14-Jul-2009
-86,578	15-Jul-2009
45,900	15-Jul-2009
24,500	15-Jul-2009
-50,000	16-Jul-2009
24,711	16-Jul-2009
18,460	16-Jul-2009
6,829	16-Jul-2009
-183,360	17-Jul-2009
73,802	22-Jul-2009
1,000	22-Jul-2009
47,577	23-Jul-2009
22,342	24-Jul-2009
45,000	24-Jul-2009
63,335	27-Jul-2009
250	30-Jul-2009
93,217	04-Aug-2009

45,251	05-Aug-2009
13,488	05-Aug-2009
-69,468	10-Aug-2009
1,000	10-Aug-2009
5,660	11-Aug-2009
16,384	11-Aug-2009
52,000	13-Aug-2009
1,200	14-Aug-2009
1,000	14-Aug-2009
354,934	24-Aug-2009
208	25-Aug-2009
-44,966	27-Aug-2009
-18,142	02-Sep-2009
96,951	02-Sep-2009
3,049	04-Sep-2009
50,000	04-Sep-2009
272	08-Sep-2009
2,120	09-Sep-2009
6,378	09-Sep-2009
8,720	10-Sep-2009
82,163	11-Sep-2009
-315,387	14-Sep-2009
-23,772	14-Sep-2009
102,568	15-Sep-2009

1,381	16-Sep-2009
104,081	18-Sep-2009
75,296	18-Sep-2009
-51,000	21-Sep-2009
758	21-Sep-2009
-12,618	22-Sep-2009
-120	23-Sep-2009
-20,000	23-Sep-2009
-99,278	24-Sep-2009
30,422	24-Sep-2009
-18,107	25-Sep-2009
331,458	28-Sep-2009
151	28-Sep-2009
1,740	29-Sep-2009
30,000	30-Sep-2009
175	01-Oct-2009
315	02-Oct-2009
100	02-Oct-2009
3,655	05-Oct-2009
10,619	05-Oct-2009
1,269	06-Oct-2009
-48,118	07-Oct-2009
85	08-Oct-2009

24,838	08-Oct-2009
9,420	09-Oct-2009
290	12-Oct-2009
2,019	13-Oct-2009
1,460	14-Oct-2009
-44,836	16-Oct-2009
-9,272	22-Oct-2009
51,820	22-Oct-2009
38,514	22-Oct-2009
2,978	22-Oct-2009
6,688	22-Oct-2009
-78,168	28-Oct-2009
72,246	03-Nov-2009
3,502	03-Nov-2009
3,607	03-Nov-2009
-46,000	09-Nov-2009
473	10-Nov-2009
3,700	18-Nov-2009
46,368	25-Nov-2009
-13,000	26-Nov-2009
25,000	27-Nov-2009
2,628	03-Dec-2009
92,222	03-Dec-2009
7,778	04-Dec-2009

280	09-Dec-2009
-20,026	10-Dec-2009
-125,000	16-Dec-2009
5,000	16-Dec-2009
-59,000	17-Dec-2009
5,000	17-Dec-2009
-2,474	18-Dec-2009
271	18-Dec-2009
-82,485	24-Dec-2009
-4,010	07-Jan-2010
-17,249	14-Jan-2010
175,000	18-Jan-2010
2,577	19-Jan-2010
-13,995	20-Jan-2010
75	22-Jan-2010
27,839	22-Jan-2010
22,426	22-Jan-2010
3,193	25-Jan-2010
2,300	26-Jan-2010
2,201	27-Jan-2010
4,422	27-Jan-2010
200	28-Jan-2010
2,058	28-Jan-2010

1,220	29-Jan-2010
-73,974	01-Feb-2010
-95,412	01-Feb-2010
3,200	01-Feb-2010
-245,218	02-Feb-2010
-125,249	03-Feb-2010
43,709	03-Feb-2010
8,580	04-Feb-2010
2,120	04-Feb-2010
2,400	04-Feb-2010
600	04-Feb-2010
621,050	05-Feb-2010
12,610	08-Feb-2010
1,008	08-Feb-2010
13,036	09-Feb-2010
2,400	09-Feb-2010
9,713	10-Feb-2010
2,000	11-Feb-2010
3,000	12-Feb-2010
3,000	15-Feb-2010
2,000	16-Feb-2010
-100,000	17-Feb-2010
27,620	18-Feb-2010
66,818	19-Feb-2010

259	22-Feb-2010
-81,000	23-Feb-2010
46,296	01-Mar-2010
5,000	02-Mar-2010
23,389	02-Mar-2010
25,734	03-Mar-2010
230,769	09-Mar-2010
49,476	10-Mar-2010
109,400	15-Mar-2010
-46,056	16-Mar-2010
48,473	16-Mar-2010
16,310	17-Mar-2010
12,828	18-Mar-2010
-83,056	19-Mar-2010
-11,721	19-Mar-2010
-232,919	22-Mar-2010
44,353	22-Mar-2010
9,334	24-Mar-2010
-62,309	25-Mar-2010
-76,349	26-Mar-2010
-45,349	29-Mar-2010
-8,211	30-Mar-2010
-83,506	31-Mar-2010

50,000	31-Mar-2010
-1,340	01-Apr-2010
60,000	06-Apr-2010
-506,117	06-Apr-2010
-5,000	07-Apr-2010
-262,817	07-Apr-2010
1,075	08-Apr-2010
239	08-Apr-2010
261,742	09-Apr-2010
-20,047	12-Apr-2010
757	12-Apr-2010
-61,388	13-Apr-2010
-47,170	13-Apr-2010
-16,831	14-Apr-2010
-20,457	15-Apr-2010
44,988	16-Apr-2010
-506,934	19-Apr-2010
79,660	19-Apr-2010
-4,276	20-Apr-2010
506,934	20-Apr-2010
16,831	20-Apr-2010
93,784	21-Apr-2010
98,781	21-Apr-2010
36,630	22-Apr-2010

18,176	23-Apr-2010
299	23-Apr-2010
-183,218	26-Apr-2010
-28,124	27-Apr-2010
-1,014	29-Apr-2010
6,243	29-Apr-2010
70,000	29-Apr-2010
-65,272	04-May-2010
-40,555	05-May-2010
-84,369	06-May-2010
228	07-May-2010
23,880	10-May-2010
21,928	11-May-2010
-61,000	12-May-2010
-105,895	12-May-2010
98,060	12-May-2010
-2,475	13-May-2010
2,475	13-May-2010
1,940	13-May-2010
-1,924	13-May-2010
-55,154	14-May-2010
55,154	14-May-2010
-49,869	14-May-2010

2892 Micro Focus International

-183,175	17-May-2010
57,139	17-May-2010
-3,549	17-May-2010
-529,934	18-May-2010
-442,981	19-May-2010
-1,285	19-May-2010
3,872	19-May-2010
-1,759	19-May-2010
-54,011	21-May-2010

STOCK CODE	ISSUED CAPITAL
3350	205,129,460

Part 4 Shareholders

Does your company have share capital?

→ **Yes** Complete the sections below

→ **No** Go to **Part 5 (Signature)**

❶ This should reflect the shareholder details at the made up date of this annual return

G1 Traded public companies ❷

☑ Please tick the box if your company was a traded public company at any time during the period of this return

❷ **Traded company definition**
A traded company means a company any of whose shares are admitted to trading on a regulated market

G2 List of past and present shareholders

Private and non-traded public companies are required to provide a 'full list' if one was not included with either of the last two returns

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns

Please tick the appropriate box below

☐ A full list of shareholders for a private or non-traded public company is enclosed Please complete **Section G3**, or

☑ A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed Please complete **Section G4**

☐ A list of shareholder changes is enclosed
- → For private or non-traded public companies, please complete **Section G3**
- → For traded public companies, please complete **Section G4**

☐ There were no shareholder changes in this period
- → Go to **Part 5 (Signature)**

Please tick the appropriate box below to indicate the format of your shareholder details

☐ The list of shareholders is enclosed on paper

☑ The list of shareholders is enclosed in another format


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares

XYZPOL91

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **29/06/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	07/06/2010	**07/06/2010**

Class of shares	**ORDINARY**	*Number allotted*	**2100**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.07576**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	ORDINARY	*Number allotted*	205131560
Currency		*Aggregate nominal value*	20513156
	GBP	*Amount paid*	.4535
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205131560**
		Total aggregate nominal value	**20513156**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XYZUFL9X

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **29/06/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	16/06/2010	**16/06/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1697**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**2.392**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**205133257**
Currency		*Aggregate nominal value*	**20513325**
	GBP	*Amount paid*	**.4535**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205133257**
		Total aggregate nominal value	**20513325**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.